Exhibit 99.1

Four Seasons Education Announces Board Authorization to Repurchase up to US$15 Million of its ADSs

SHANGHAI, April 15, 2019 /PRNewswire/ -- Four Seasons Education (Cayman) Inc.  (“Four Seasons Education” or the “Company”) (NYSE: FEDU), a leading after-school math education service provider for elementary school students in Shanghai, today announced that effective April 15, 2019, the board of directors of the Company (the “Board”) approved a share repurchase program whereby Four Seasons Education is authorized to repurchase its own ordinary shares in the form of American depositary shares ("ADS") with an aggregate value of up to US$15 million during the next twelve-month period. The Company plans to fund the repurchase program out of its available working capital, existing cash balance or future cash provided by operating activities.

Mr. Peiqing Tian, Chairman and Chief Executive Officer of Four Seasons Education, commented, “As we continue to cultivate the after-school education market in Shanghai and nationwide, we remain committed to delivering value to our shareholders. With our newly approved share repurchase program, we expect to capitalize on our current valuation to repurchase shares at attractive prices. The proposed program also demonstrates our firm conviction in the value and long-term outlook of the Company.”

The share repurchases under the 2019 program may be made from time to time through various means, including open market and privately negotiated transactions. The per share price cap will be determined from time to time by the discretion of the Chief Executive Officer or the Chief Financial Officer, as authorized by the Board. The proposed share repurchase may be effected on the open market at prevailing market prices, depending on a number of factors, including, but not limited to, share price, trading volume and general market conditions, along with the Company's working capital requirements, general business conditions and other factors, as well as subject to applicable rules of Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company's future financial and operating results, are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. Among other things, management's quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to deliver a satisfactory learning experience and improving their academic performance, PRC regulations and policies relating to the education industry in China, general economic conditions in China, and the Company's ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE's continued listing criteria. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 filed in connection with its initial public offering.

About Four Seasons Education (Cayman) Inc.

Four Seasons Education (Cayman) Inc. is a leading after-school math education service provider for elementary school students in Shanghai. The Company’s vision is to unlock students’ intellectual potential through high quality and effective math education that can profoundly benefit students’ academic, career and life prospects. The Company provides educational programs that are primarily focused on elementary-level math, and have expanded in recent years to also include other subjects, including physics, chemistry, and languages, and other grade levels, including kindergarten-level and middle school-level programs. The Company’s proprietary educational content is designed to cultivate students’ interests and enhance their cognitive and logic abilities. The Company develops its educational content through a systematic development process and updates it regularly based on student performance and feedback. Such process allows the Company to effectively drive better learning outcomes and serve students of different ages, aptitude levels and learning objectives. The Company’s faculty is led by a group of experienced senior educators, including recognized scholars, award-winning teachers, world-class competition champions and top mathematics Olympiad coaches in China. Over the years, the quality of the Company’s education services has been demonstrated by its students’ outstanding academic performance.

For more information, please visit http://ir.sijiedu.com.

For investor and media inquiries, please contact:

In China:
Four Seasons Education (Cayman) Inc.
Olivia Li
Tel: +86 (21) 6317-6678

E-mail: IR@fsesa.com

The Piacente Group, Inc.

Xi Zhang

Tel: +86 (10) 5730-6200

E-mail: fourseasons@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: fourseasons@tpg-ir.com